Exhibit 99.1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORIENTAL RISE HOLDINGS LIMITED
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024

Oriental Rise Holdings Limited
Consolidated statements of financial position
As of June 30, 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	As of December 31, 2023	As of June 30, 2024
	USD’000 (audited)	USD’000 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	36,711	37,867
Trade receivables, net	936	877
Inventories	2,014	2,818
Prepayments and other current assets	10	10
Total current assets	39,671	41,572

Property, plant and equipment, net	27,375	26,199
Right-of-use assets	186	172
Deferred tax assets	488	553
Total non-current assets	28,049	26,924
Total assets	67,720	68,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	2,545	2,557
Short-term bank borrowings	141	—
Accruals and other payables	529	751
Amounts due to related parties	1,122	1,356
Current portion of lease liabilities	16	16
Income tax payable	125	—
Total current liabilities	4,478	4,680

Lease liabilities, non-current portion	200	187
Total non-current liabilities	200	187
Total liabilities	4,678	4,867

Shareholders’ equity
Ordinary shares (US$0.0008 par value, 125,000,000 shares authorized, 20,000,000 shares issued and outstanding)	16	16
Receivables from shareholders	(3,210)	(3,210)
Share premium	4,861	4,861
Retained profits	62,619	64,810
Accumulated other comprehensive loss	(3,783)	(5,387)
Other reserves	2,539	2,539
Total shareholders’ equity	63,042	63,629
Total liabilities and shareholders’ equity	67,720	68,496

Oriental Rise Holdings Limited
Consolidated statements of operations
For the six months ended June 30, 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Six months ended June 30
	2023	2024
	(unaudited) USD’000	(unaudited) USD’000
Revenues from sales of product	15,071	7,695
Cost of sales	(5,878)	(5,030)
Gross profit	9,193	2,665

Operating expenses:
Selling and distribution costs	(37)	(32)
Administrative expenses	(715)	(460)
Total operating expenses	(752)	(492)

Operating profit	8,441	2,173

Other income/(losses), net	49	47
Finance costs	(62)	(80)
Profit before taxation	8,428	2,140
Income tax credit	71	51
Net profit for the period	8,499	2,191

Earnings per share
Basic and diluted (USD)	0.71	0.18

Weighted-average number of shares
Basic	12,000,000 ^	12,000,000
Diluted	12,000,000 ^	12,000,000

^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 17).

Oriental Rise Holdings Limited
Consolidated statements of comprehensive income
For the six months ended June 30, 2024
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	Six months ended June 30
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Net profit for the period	8,499	2,191

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(2,708)	(1,604)
Other comprehensive loss	(2,708)	(1,604)
Total comprehensive income for the period	5,791	587

Oriental Rise Holdings Limited
Consolidated statements of changes in equity
For the six months ended June 30, 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Share capital		Receivables from shareholders	Share premium	Other Comprehensive Income	Merger reserve	Capital reserve	Statutory reserve	Retained profits	Total
	USD’000		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At 1/1/2024	16		(3,210)	4,861	(3,783)	1	2,291	247	62,619	63,042
Profit and total comprehensive income for the period	—		—	—	(1,604)	—	—	—	2,191	587
At 30/6/2024 (unaudited)	16		(3,210)	4,861	(5,387)	1	2,291	247	64,810	63,629

At 1/1/2023	10	*^	(10)*^	1,667	(2,631)	1	2,291	247	51,118	52,693
Issuance of new shares	6		(3,200)	3,194	—	—	—	—	—	—
Profit and total comprehensive income for the period	—		—	—	(2,708)	—	—	—	8,499	5,791
At 30/6/2023 (unaudited)	16	^	(3,210)^	4,861	(5,339)	1	2,291	247	59,617	58,484

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 17).
^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 17).

Oriental Rise Holdings Limited
Consolidated statements of cash flows
For the six months ended June 30, 2024
(all amounts in thousands of USD)

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Operating activities
Net Profit	8,499	2,191
Adjustments for:
Income tax credit	(71)	(51)
Depreciation	552	553
Finance costs	62	80
Interest income	(41)	(38)
Operating profit before working capital changes	9,001	2,735
Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(265)	(862)
Trade receivables	(1,499)	38
Prepayments and other current assets	(58)	—
Accruals and other payables	533	237
Cash generated from operations	7,712	2,148
Income tax paid	(149)	(149)
Cash generated from operating activities	7,563	1,999

Investing activities
Interest received	41	38
Payments for acquisition of property, plant and equipment	(1,643)	(1)
Cash (used in)/generated from investing activities	(1,602)	37

Financing activities
Proceeds from bank borrowings	144	—
Repayments of bank borrowings	—	(140)
Interest paid	(57)	(73)
Amounts due to related parties	395	255
Lease payments	(12)	(16)
Cash generated from financing activities	470	26
Increase in cash and cash equivalents	6,431	2,062
Cash and cash equivalents at the beginning of the period	23,174	34,166
Effect of exchange rate changes	(1,370)	(918)
Cash and cash equivalents at the end of the period	28,235	35,310